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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2006

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I
Registrant Information

Full name of registrant: Ecuity, Inc.
Former name if applicable: Y3K Secure Enterprise Software, Inc..

Address of Principal Executive Office (Street and number): 2001 Sixth Avenue Suite, 3302

City, state and zip code: Seattle, WA 98121

Part II
Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unforeseeable circumstances, which caused a delay in preparing the financial statements for the first fiscal Quarter ended September 30, 2006, the Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the period ended September 30, 2006.

PART IV
Other Information

1. Name and telephone number of person to contact in regard to this notification:

King Wm. S. Cole (310)            (206) 210-5022
                    (Name)               (Area code) (Telephone number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

10KSB For Fiscal Year End June 30, 2006
10KSB to be filed by Deadline of November 15, 2006
[  ] Yes [ X] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FORM 12b-25

Ecuity, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006	By:	/s/King Wm S. Cole
King Wm. S. Cole, President, Treasurer and Principal Accounting Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).